UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No. _______)*

                              MK RAIL CORPORATION
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  55305T 10 2
                                (CUSIP Number)


Judith A. Boyle, Counsel
BankAmerica Corporation
555 California Street
San Francisco, California  94104

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 3, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D



   CUSIP No. 55305T 10 2                                      Page 1 of 8 Pages




   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BankAmerica Corporation ("BAC")
          IRS ID. No. 94-1681731

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ( )
          (See Item 5)                                       (b) (X)

   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                     ( )

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           0
  WITH                              8      SHARED VOTING POWER
                                           365,255 (See Item 5)

                                    9      SOLE DISPOSITIVE POWER
                                           0

                                    10     SHARED DISPOSITIVE POWER
                                           365,255 (See Item 5)
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          365,255 (See Item 5)


  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                     ( )

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1% (See Item 5)
  14      TYPE OF REPORTING PERSON
          HC

                                              SCHEDULE 13D



   CUSIP No. 55305T 10 2                                      Page 2 of 8 Pages



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bank of America National Trust and Savings Association ("BofA")

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ( )
          (See Item 5)                                       (b) (X)

   3      SEC USE ONLY


   4      SOURCE OF FUNDS

          00
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                     ( )

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF SHARES BENEFICIALLY     7      SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON           365,255
  WITH                              8      SHARED VOTING POWER
                                           0

                                    9      SOLE DISPOSITIVE POWER
                                           365,255

                                    10     SHARED DISPOSITIVE POWER
                                           0
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          365,255


  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                     ( )

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1% (See Item 5)
  14      TYPE OF REPORTING PERSON
          BK


                                       SCHEDULE 13D


Item 1.   Security and Issuer

     This Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Shares"), of MK Rail Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 Reedsdale Street, Pittsburgh, Pennsylvania 15233.


Item 2.   Identity and Background

     This Statement is filed jointly by each of the following persons: (i) Bank of America National Trust and Savings Association, a national banking association organized and existing under the laws of the United States ("Bank of America NT&SA"); and (ii) BankAmerica Corporation, a Delaware corporation ("BAC"), by virtue of its ownership of all of the outstanding capital stock of Bank of America NT&SA.

     The principal executive offices of Bank of America NT&SA are located at 555 California Street, San Francisco, California 94104. Bank of America NT&SA is a national banking association engaged in the banking business, with a variety of subsidiaries engaged in various activities, including consumer banking, corporate banking, commercial real estate lending and other financial services, middle-market banking, and private banking and investment services.

     The principal executive offices of BAC are located at 555 California Street, San Francisco, California 94104. BAC is a holding company, whose subsidiaries provide diverse financial products and services to individuals, businesses, government agencies and financial institutions throughout the world.

     Information concerning the directors and executive officers of Bank of America NT&SA and BAC and the principal occupations or employment of each such person is attached hereto as Exhibits 1 and 2 respectively and incorporated herein by reference. Each of the persons listed on Exhibits 1 and 2 is a citizen of the United States.

     During the last five years none of BAC, Bank of America NT&SA and, to the best knowledge of BAC and Bank of America NT&SA, any of their executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years none of BAC, Bank of America NT&SA and, to the best knowledge of BAC and Bank of America NT&SA, any of their executive officers or directors, has been subject to a judgment, decree or final order in a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     Bank of America NT&SA acquired the Shares pursuant to the terms of a confirmed plan of reorganization (the "MK Plan") in the Chapter 11 reorganization of Morrison Knudsen Corporation ("MK") pending before the United States Bankruptcy Court for the District of Delaware [Case No. 96-1006
(PJW)]. Bank of America NT&SA did not transfer any funds or other consideration to the Issuer, either directly or indirectly, as consideration for the transfer of the Shares to Bank of America NT&SA under the MK Plan.

     Pursuant to the terms of the MK Plan, Bank of America NT&SA received Three Hundred Sixty-Five Thousand Two Hundred Fifty-Five (365,255) Shares of the Issuer, valued at approximately $4.71/per share, on October 3, 1996. The Shares were not received by Bank of America NT&SA until October 7, 1996. The Shares are represented by a single stock certificate [CUSIP No. 55305T 10 2].



Item 4.   Purpose of Transaction

     As noted in Item 3, above, Bank of America NT&SA acquired the Shares pursuant to the terms of the MK Plan. The Shares were transferred to Bank of America NT&SA by the MK bankruptcy estate in partial satisfaction of debt previously contracted.

     The ability of Bank of America NT&SA to hold, sell or otherwise transfer the Shares is subject to, and governed by, the applicable banking regulations concerning the ownership of equity securities by a national banking association. Depending on the market for the Shares and other factors, Bank of America NT&SA may sell or acquire common stock of the Issuer in the ordinary course of the bank's business and without the intent or purpose to influence or control the Issuer.

     Neither Reporting Person has any plans or proposals which relate to, or which result in, any of the matters referred to in paragraphs (a)-(j) of Item 4 of the Special Instructions for Complying with Schedule 13D.


Item 5.   Interest in Securities of the Issuer

     (a) Bank of America NT&SA directly owns Three Hundred Sixty-Five Thousand Two Hundred Fifty-Five (365,255) Shares, representing approximately 2.1% of the total number of Shares outstanding (based upon the number of Shares outstanding on July 31, 1996, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996).<F1> Such Shares are held by Bank of America NT&SA, the wholly owned subsidiary of BAC. Due to BAC's 100% ownership of Bank of America NT&SA, BAC may be deemed to indirectly own the 365,255 Shares owned by its subsidiary (representing 2.1% of the total number of Shares outstanding). To the best knowledge of Bank of America NT&SA and BAC, none of their respective directors or executive officers beneficially own any Shares.

          The filing of this Schedule 13D by BAC shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any security covered by this
Schedule 13D.

<F1> Bank of America NT&SA is bound by the terms of that certain Stockholders
     Agreement dated June 20, 1996 between the MK Rail Corporation and Morrison Knudsen Corporation, as amended by the terms of that certain Amendment to Stockholders Agreement (collectively, the "Stockholders Agreement"). The Stockholders Agreement purports to bind other stockholders whose identities are not known by Bank of America NT&SA or BAC. As a result, Bank of America NT&SA may be deemed to be a member of a "group" whose aggregate stockholdings is not known by Bank of America NT&SA or BAC. Nothing contained in this Statement shall be deemed an admission that Bank of America NT&SA or BAC is a member of a "group" and in fact, Bank of America NT&SA and BAC expressly disclaim that they are a member of a group with any other party to the Stockholders Agreement.

     (b) Subject to the terms of the Stockholders Agreement described more fully in Item 6, below, Bank of America NT&SA has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. Due to BAC's 100% ownership of Bank of America NT&SA, BAC may be deemed to indirectly have shared power to vote and shared power to dispose of the Shares owned by Bank of America NT&SA.

     (c) Within the last 60 days, neither Bank of America NT&SA nor BAC, have been involved in any transactions involving the Shares of the Issuer.

     (d) No person other than Bank of America NT&SA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by Bank of America NT&SA.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Bank of America NT&SA is bound by the terms of that certain Stockholders Agreement dated June 20, 1996 between the MK Rail Corporation and Morrison Knudsen Corporation, as amended by the terms of that certain Amendment to Stockholders Agreement (collectively, the "Stockholders Agreement"). True and correct copies of the Stockholders Agreement and the Amendment to the Stockholders Agreement are attached hereto as Exhibits 3 and 4 respectively and expressly incorporated herein by this reference.

     The Stockholders Agreement purports to bind other stockholders whose identities are not known by Bank of America NT&SA. As a result, Bank of America NT&SA may be deemed to be a member of a "group" whose aggregate stock-holdings is not known by Bank of America NT&SA or BAC. Nothing contained in this Statement shall be deemed an admission that Bank of America NT&SA or BAC is a member of a "group" and in fact, Bank of America NT&SA and BAC expressly disclaim that they are a member of a group with any other party to the Stockholders Agreement.


Item 7.   Material to be Filed as Exhibits

     Exhibit 4.1: Stockholders Agreement dated as of June 30, 1996 between MK Rail Corporation and Morrison Knudsen Corporation.

     Exhibit 4.2:   Amendment to Stockholders Agreement dated as of July 25,
                    1996.

     Exhibit 99.1: List of Directors and Executive Officers of Bank of America NT&SA.

     Exhibit 99.2:  List of Directors and Executive Officers of BAC.


     Exhibit 99.3: Joint Filing Agreement for Schedule 13D Pursuant to Rule 13d-1(f)(1).

     Exhibit 99.4:  (Excerpt from) General Operating and Borrowing Resolution
                    - BankAmerica Corporation.

     Exhibit 99.5: (Excerpt from) General Operating Resolution - Bank of America NT&SA.

                             SIGNATURE PAGE TO 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BANK OF AMERICA NATIONAL TRUST
                                            AND SAVINGS ASSOCIATION



 October 14, 1996                         /s/ Judith A. Boyle
       Date                               Judith A. Boyle, Counsel on
                                          behalf of Bank of America
                                          National Trust and Savings
                                          Association

                             SIGNATURE PAGE TO 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         BANKAMERICA CORPORATION



 October 14, 1996                         /s/ Judith A. Boyle
       Date                               Judith A. Boyle, Counsel

                                 EXHIBIT INDEX

     Exhibit 4.1: Stockholders Agreement dated as of June 30, 1996 between MK Rail Corporation and Morrison Knudsen Corporation.

     Exhibit 4.2:   Amendment to Stockholders Agreement dated as of July 25,
                    1996.

     Exhibit 99.1: List of Directors and Executive Officers of Bank of America NT&SA.

     Exhibit 99.2:  List of Directors and Executive Officers of BAC.


     Exhibit 99.3: Joint Filing Agreement for Schedule 13D Pursuant to Rule 13d-1(f)(1).

     Exhibit 99.4:  (Excerpt from) General Operating and Borrowing Resolution
                    - BankAmerica Corporation.

     Exhibit 99.5: (Excerpt from) General Operating Resolution - Bank of America NT&SA.